REGENCY ENERGY PARTNERS LP

2001 Bryan Street, Suite 3700

Dallas, Texas 75201

April 28, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Anne Nguyen Parker, Branch Chief

  Division of Corporate Finance

Re:	Regency Energy Partners LP

Registration Statement on Form S-3

File No. 333-194801

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Regency Energy Partners LP (the “Partnership”), respectfully requests acceleration of the effective date of the above-captioned Registration Statement to 4:00 p.m., Washington, D.C. time, on April 30, 2014, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

REGENCY ENERGY PARTNERS LP

By:	Regency GP LP, its general partner

By:	Regency GP LLC, its general partner

By:	/s/ Thomas E. Long
Name:	Thomas E. Long
Executive Vice President and Chief
Financial Officer

cc:	William N. Finnegan IV, Latham & Watkins LLP

Sean T. Wheeler, Latham & Watkins LLP

Signature Page to Acceleration Request